Filed by: Total Energy Services Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Savanna Energy Services Corp.
Form F-80 File No.: 333-216354

News Release
April 5, 2017

Savanna Energy Services Corp. and Total Energy Services Inc.
Announce Reconstituted Savanna Board of Directors
CALGARY, ALBERTA – Savanna Energy Services Corp. ("Savanna") (TSX – SVY) and Total Energy Services Inc. ("Total Energy") (TSX – TOT) announced today that the board of directors of Savanna (the "Savanna Board") has been reconstituted following Total Energy's recent acquisition of common shares of Savanna (as announced by Total Energy on March 25, 2017) and the termination by Savanna of its arrangement agreement with Western Energy Services Corp. (as announced by Savanna on March 29, 2017). Effective today, all of the directors of Savanna, with the exception of Mr. Allen Brooks, resigned as directors of Savanna (and any applicable Savanna subsidiaries) and seven new directors were appointed. The Savanna Board is now comprised of the following individuals:

▪	Allen Brooks
▪	George Chow
▪	Darcy Draudson
▪	Daniel Halyk
▪	Gregory Melchin
▪	Bruce Pachkowski
▪	Stan Smith
▪	Lyle Whitmarsh

Following the extension of Total Energy's offer to purchase the outstanding Savanna common shares (the "Offer") announced on March 25, 2017, the Offer is scheduled to expire at 12:00 PM (Pacific time) on April 7, 2017. If Savanna shareholders have any questions regarding the Total Offer or how to tender their Savanna common shares, they should contact Laurel Hill Advisory Group ("Laurel Hill") at 1-877-452-7184 (Toll Free in North America) or 1-416-304-0211 (Collect Outside North America) or by email at assistance@laurelhill.com.

Biographies of the each of the members of the Savanna Board, as reconstituted, are available on Savanna’s website at www.savannaenergy.com.

Savanna also announces that effective today, and in connection with the reconstitution of the Savanna Board, Mr. Chris Strong has resigned as President and Chief Executive Officer of Savanna. Mr. Strong's replacement will be determined by the Savanna Board in due course.

About Savanna

Savanna is a leading contract drilling and oilfield services company operating in North America and Australia providing a broad range of drilling, well servicing and related services with a focus on fit for purpose technologies and industry-leading Aboriginal relationships.

About Total Energy

Total Energy is a growth oriented energy services corporation involved in contract drilling services (Chinook Drilling), rentals and transportation services (Total Oilfield Rentals) and the fabrication, sale, rental and servicing of natural gas compression (Bidell Gas Compression) and process equipment (Spectrum Process Systems).

Contact Information:

Savanna Energy Services Corp.
Rick Torriero
Vice President, Finance
Telephone: (403) 214-5963

Total Energy Services Inc.
Daniel Halyk
President and Chief Executive Officer
Telephone: (403) 216-3921

Forward-Looking Information Cautionary Statement

This News Release contains certain forward-looking information (referred to herein as "forward- looking statements"). Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "scheduled", "intend", "objective", "continuous", "ongoing", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future events, circumstances or outcomes. In particular, this News Release contains forward-looking information concerning the Offer, the anticipated timing of expiry of the Offer and the determination of a replacement chief executive officer of Savanna.

Forward-looking statements are based upon the opinions and expectations of management of Total Energy and Savanna as at the effective date of such statements and, in some cases, information supplied by third parties. Although Total Energy and Savanna believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those expectations will prove to have been correct. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, changes in operating conditions (including as a result of weather patterns), the volatility of prices for oil and natural gas and other commodities, commodity supply and demand, fluctuations in currency and interest rates, availability of financial resources or third-party financing, availability of equipment, materials and personnel, defaults by counterparties under commercial arrangements to which Total Energy or Savanna (or any of their respective affiliates) is a party and new laws and regulations (domestic and foreign).

Having regard to the various risk factors, readers should not place undue reliance upon the forward-looking statements contained in this News Release and such forward-looking statements should not be interpreted or regarded as guarantees of future outcomes.

Full details of the Total Offer are contained in the offer to purchase and associated take-over bid circular, dated December 9, 2016, as amended, varied and supplemented (as applicable) by the notice of change and variation dated March 1, 2017, the notice of variation dated March 13, 2017 and the notice of extension dated March 27, 2017. All of those documents are available under Savanna's profile at www.sedar.com and on Total Energy's website at www.totalenergy.ca/savannaoffer.

The forward-looking statements contained in this News Release are made as of the date hereof and Total Energy does not undertake any obligation to update or to revise any of the included forward-looking statements, except as required by applicable securities laws in force in Canada. The forward-looking statements contained in this News Release are expressly qualified by this cautionary statement.
Total Energy has filed with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement (the "Registration Statement"), which includes the offer to purchase and associated take-over bid circular, dated December 9, 2016 (the “Original Offer and Circular”), as amended, varied and supplemented (as applicable) by the notice of change and variation dated March 1, 2017 (the “First Notice of Change”), the notice of variation dated March 13, 2017 (the “Second Notice of Change”) and the notice of extension dated March 27, 2017 (the “Notice of Extension”) relating to its offer to Savanna Shareholders. TOTAL URGES INVESTORS AND SECURITYHOLDERS TO READ THE REGISTRATION STATEMENT, THE ORIGINAL OFFER AND CIRCULAR, THE FIRST NOTICE OF CHANGE, THE SECOND NOTICE OF CHANGE AND THE NOTICE OF EXTENSION AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the Original Offer and Circular, the First Notice of Change, the Second Notice of Variation and the Notice of Extension and other documents filed by Total Energy with the Canadian securities regulators at www.sedar.com (under the issuer profile for Savanna) and with the SEC at the SEC's website at www.sec.gov. The Original Offer and Circular, the First Notice of Change, the Second Notice of Variation and the Notice of Extension and other documents may also be obtained free of charge from Total Energy’s website at www.totalenergy.ca/savannaoffer or upon request made to Total Energy at 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4.
Securityholders should be aware that Total Energy may purchase Savanna common shares otherwise than under the Offer, such as in open market purchases.